Financial Investors Trust

1290 Broadway, Suite 1100

Denver, Colorado 80203

June 8, 2018

VIA EDGAR

Ms. Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Financial Investors Trust (the “Registrant”)

File Nos. 33-72424, 811-8194

Dear Ms. Dubey:

On behalf of the Registrant, set forth below are the Registrant’s responses to comments received from the staff of the Division of Investment Management on May 15, 2018 regarding responses previously submitted on May 11, 2018 in connection with post-effective amendment No. 208 (“PEA 208”) to the Registrant’s registration statement under the Securities Act of 1933, as amended (the “1933 Act”), and Post-Effective Amendment No. PEA 209 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), filed pursuant to Rule 485(a) on March 20, 2018.

In connection with this response letter, and on or before June 12, 2018, the Registrant anticipates filing, pursuant to Rule 485(b), post-effective amendment No. 213 to the Registrant’s registration statement under the 1933 Act (“PEA 213”), which is expected to include (i) changes to PEA 208 in response to the Staff’s comments, (ii) certain other non-material information; and (iii) certain other required exhibits.

Set forth in the numbered paragraphs below are the Staff’s oral comments provided on May 15, 2018, accompanied by the Registrant’s responses to each comment. Capitalized terms not otherwise defined herein shall have the meanings given to them in PEA 208.

Staff Comments:

A.	Staff Comment: With respect to Staff Comment and Response #14, please add at the end of the proposed new sentence “and therefore, the performance of the Class A shares will be lower than the performance of the share class shown in the table.”

■ Registrant’s Response: Comment complied with. The Registrant will add the abovementioned language such that the footnote will read “The fees and expenses of the Class A shares are higher than the fees and expenses of the share classes used in the table, and therefore, the performance of the Class A shares will be lower than the performance of the share class shown in the table.”

U.S. Securities and Exchange Commission

Division of Investment Management

June 8, 2018

B.	Staff Comment: With respect to Staff Comment and Response #15, please consider whether any fund that identifies “Sector and Securities Selection Risk” as a risk factor presently emphasizes an industry sector. If so, describe this in the fund’s principal investment strategies and include specific corresponding principal risks.

■ Registrant’s Response: Comment complied with. Based on information provided by the Adviser and applicable Sub-Advisers to each Fund, the Registrant notes that, except as otherwise currently stated in PEA 213, it is not presently part of any Fund’s principal investment strategy to emphasize a particular industry sector.

C.	Staff Comment: With respect to Staff Comment and Response #22, please see Instructions 3(a) and 3(e). The Staff believes that the gross aggregate management fee should appear under “Management Fee” in the table, and that any waivers should be included, to the extent permissible, pursuant to Instruction 3(e).

■ Registrant’s Response: The Registrant and the Adviser, solely with respect to those Funds with an offshore subsidiary, have executed amendments to such Funds’ advisory agreements. Pursuant to the amended agreements, the Adviser’s contractual management fee with respect to the respective Fund shall be defined as a particular percentage-based fee rate of the Fund’s daily net assets, less the amounts payable to the Adviser by the respective offshore subsidiary pursuant to the terms of the respective investment advisory agreement between such offshore subsidiary and the Adviser, where the applicable amended agreement specifically includes the fee calculation used with respect to the underlying subsidiary.

As revised, the relevant section(s) of the Fund advisory agreement(s) will state, in pertinent part:

“In consideration for the services to be performed under this Agreement, the Adviser shall receive from the Trust an annual management fee, accrued daily at the rate of 1/365th of the applicable advisory fee rate in the amount of [______]% of the Fund’s daily net assets (the “Fee”), less any amounts payable for advisory services, over the same corresponding period, to the Adviser by that certain offshore subsidiary of the Fund named the [__________] (the “Company”) pursuant to that certain Investment Advisory Agreement between the Company and the Adviser dated [_________], which agreement specifies an advisory fee rate in the amount of [________]% of the average daily net assets of the Company (the “Fee”).”

U.S. Securities and Exchange Commission

Division of Investment Management

June 8, 2018

The Registrant believes that the effect of such amendments is that the management fee line item in each affected Fund’s fees and expense table will show the gross aggregate management fees for the Fund as well as its offshore subsidiary.

D.	Staff Comment: With respect to Staff Comment and Response #36, please consider whether any changes are appropriate for any of the other funds.

■ Registrant’s Response: Comment complied with. Based on information provided by the Sub-Advisers to the Funds, and where appropriate, the Registrant has added the phrase “jointly and primarily responsible” to describe certain portfolio managers’ responsibilities with respect to the Funds.

E.	Staff Comment: With respect to Staff Comments and Responses #40 and #48, these responses appear to overlap. Please clarify.

■ Registrant’s Response: The response to comment #40 is withdrawn. Please apply the response to comment #48 for both.

* * * * *

If you have any questions or further comments, please contact Peter Schwartz, counsel to the Registrant, at (303) 892-7381.

Very truly yours,

/s/ Karen Gilomen
Karen Gilomen
Secretary of Financial Investors Trust

cc:	Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP